NEWS RELEASE
Kelso Technologies Inc.
(The "Company" or "Kelso")	May 7, 2020

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES INC. FINANCIAL RESULTS FOR THE THREE MONTHS ENDED MARCH 31, 2020

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. ("Kelso" or the "Company"), (TSX:  KLS), (NYSE American: KIQ) reports that it has released its unaudited consolidated interim financial statements and Management Discussion and Analysis for the three months ended March 31, 2020.

The unaudited consolidated interim financial statements were prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB"). All amounts herein are expressed in United States dollars (the Company's functional currency) unless otherwise indicated.

SUMMARY OF FINANCIAL PERFORMANCE

Three months ended March 31	2020	2019
Revenues	$ 5,643,428	$ 5,674,288
Gross profit	$ 2,602,326	$ 2,744,935
Gross profit margin	46%	48%
EBITDA	$ 1,404,488	$ 1,537,704
EBITDA margin	25%	27%
Non-cash expenses	$ 121,193	$ 44,746
Taxes	$ -	$ 402,054
Net income	$ 1,283,295	$ 1,090,904
Basic earnings per share	$ 0.03	$ 0.02

LIQUIDITY AND CAPITAL RESOURCES

At March 31, 2020 the Company had cash on deposit in the amount of $4,576,643, accounts receivable of $2,901,000, prepaid expenses of $178,081 and inventory of $4,289,112 compared to cash on deposit in the amount of $4,418,236, accounts receivable of $1,824,563, prepaid expenses of $96,627 and inventory of $3,394,192 at December 31, 2019.

The working capital position of the Company at March 31, 2020 was $9,038,198 compared to $7,937,873 at December 31, 2019. The majority of accounts receivable are collected within 30 days from invoicing shipments giving Kelso $2,901,000 of additional cash flow plus $4,576,643 of available cash to discharge accounts payable and accrued liabilities of $2,906,638 on a timely basis subsequent to March 31, 2020.  Income taxes payable in the amount of $71,341 are due mid 2020.

Net assets of the Company improved to $13,158,570 at March 31, 2020 compared to $11,845,275 at December 31, 2019. The Company had no interest-bearing long-term liabilities or debt at March 31, 2020.

OUTLOOK

The results for the first quarter of 2020 demonstrated good sales results and earnings consistent with the prior year. Business results in the first quarter occurred before the COVID-19 pandemic became an unforeseen crisis to be managed.

While certain government authorities in North America have ordered the closure or minimization of all non-essential business operations in regions where they operate, Kelso falls within the exemptions for businesses that provide essential products and workforces that carry out critical manufacturing.  Kelso therefore plans to continue operations at its valve assembly facility in Bonham, Texas while being mindful of the potential negative impacts of COVID-19 in terms of decreased rail business activities and potential supply chain interruptions.

The Company continues to be committed to the health, welfare and safety of our employees, business partners and communities where we operate. We are applying comprehensive and rigorous hygiene policies and employee temperature monitoring practices to ensure our personnel remain risk free. Travel is restricted and our people that can work from home do so. Management will maintain full adherence to all measures put in place by applicable government authorities.

The Company's working capital remained at a healthy level of $9,038,198 at March 31, 2020. We have no interest-bearing long term debt to service and we currently operate without the need for new equity capital or credit facilities. Our capital management allows us to finance operations and R&D from our existing capital reserves and sales of our products.

With respect to our rail tank car product development, long AAR approval processes continue to impede our ability to improve sales with additional rail tank car equipment. The Company has applications in process with the AAR for our new ceramic ball bottom outlet valve, pressure car pressure relief valve, ball valve, manway cover and angle valve although final AAR approval processes take considerable time to complete. These new products have been derived through co-engineering support and testing support from our key customers which may strengthen the probability of longer term adoption by the rail industry.

Our non-rail product development initiatives concentrate on a wider range of transportation technology products that are designed to provide unique economic benefits and safe operational advantages to commercial customers. Our goal is to spread our business risk to diminish the severe negative impacts of the historic down cycles in the rail industry.

The technology challenges regarding the safety and access capabilities of emergency responders fighting wilderness fires motivated Kelso to begin the development of a unique wilderness vehicle suspension system. This innovative equipment provides new rapid response "road-to-no-road and back" capabilities regardless of weather, climate or the severity of the terrain. Known as the KXI™ Suspension System (KXI) it is based on thirty years of active wilderness research and experience.

KXI is in the final design stages and moving toward revenue generation. The Company is scheduled to complete the conversion of two vehicles with the production prototype KXI to prepare the final "blueprint" for the first commercial offerings to the marketplace. The Company will then move into "pilot" production operations where we will convert and sell or lease 24 KXI equipped vehicles.  We will then scale our production capacity based on projected sales. These potential markets for KXI are multi-million dollar revenue opportunities for Kelso to pursue.

Our longer term business prospects remain good but we are living in very challenging times. No one will be unaffected by the uncertainties surrounding the COVID-19 economy. There will certainly be diminishment of our financial performance during 2020 due to the pandemic although the depth and length of the downturn remains uncertain. We have evaluated the impact of several downside scenarios and feel that our debt free financial position, capital reserves, manageable costs and flexible business model will allow Kelso to maintain its positive stature and exit the COVID-19 crisis with a strong financial foundation.

About Kelso Technologies

Kelso is a diverse product development company that specializes in the design, production and distribution of proprietary service equipment used in transportation applications. Our reputation has been earned as a designer and reliable supplier of unique high quality rail tank car valve equipment that provides for the safe handling and containment of hazardous and non-hazardous commodities during transport. All Kelso products are specifically designed to provide economic and operational advantages to customers while reducing the potential effects of human error and environmental harm.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company's profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

James R. Bond, CEO and President

Notice to Reader: References to EBITDA refer to net earnings from continuing operations before interest, taxes, amortization, unrealized foreign exchange and non cash share-based expenses (Black Sholes option pricing model) and write off of assets. EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS. Management believes that EBITDA is an alternative measure in evaluating the Company's business performance.  Readers are cautioned that EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS. The Company's method of calculating EBITDA may differ from methods used by other issuers and, accordingly, the Company's EBITDA may not be comparable to similar measures used by any other issuer.

Legal Notice Regarding Forward-Looking Statements: This news release contains "forward-looking statements" within the meaning of applicable securities legislation.  Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that the COVID-19 pandemic has become an unforeseen crisis to be managed; that Kelso plans to continue operations at its valve assembly facility in Bonham, Texas; that our capital management allows us to finance operations and R&D from existing capital reserves and sales of our products without the need for new equity capital or credit facilities; that new rail products have been derived through co-engineering support and testing support from our key customers which may strengthen the probability of longer term adoption by the rail industry; that these potential markets for new products are multi-million dollar revenue opportunities for Kelso to pursue; that we will move into "pilot" production operations where we will convert and sell or lease 24 KXI equipped vehicles; that  we will scale our production; that potential markets for KXI are multi-million dollar revenue opportunities; and that there will certainly be diminishment of our financial performance during 2020 due to COVID-19 but with our current debt free financial position, capital reserves and manageable costs Kelso can maintain its positive stature and exit the COVID-19 crisis with a strong financial foundation. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation that the market for KXI may not materialize as expected and we may not sell or lease 24 vehicles and may not need to scale production; that the risk that regulatory deadlines for compliance may be delayed or cancelled; the Company's products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams; our new products may not receive AAR certification; orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our market share; and our new equipment offerings may not capture market share as well as expected.  Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue South Surrey, BC V4A 8J1 www.kelsotech.com